Filed by Focus Impact Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact Acquisition Corp. (File No. 001-40977)

DevvStream Provides Update on Previously Announced Business Combination and Nasdaq Listing

DevvStream’s business combination with Focus Impact Acquisition Corp. and uplisting to the Nasdaq continues to progress towards completion

VANCOUVER, BC, November 1, 2024 – DevvStream Holdings Inc. (“DevvStream” or the “Company”) (CBOE: DESG) (OTCQB: DSTRF) (FSE: CQ0), a leading carbon credit project co-development and generation firm specializing in technology-based solutions, today announced a progress update regarding its previously announced business combination (the “Business Combination”) with Focus Impact Acquisition Corp. (Nasdaq: FIAC).

On September 13, 2023, DevvStream and Focus Impact Acquisition Corp. announced that they had entered into a definitive Business Combination Agreement (the “Business Combination Agreement”) for a Business Combination that is expected to result in DevvStream being the first publicly traded carbon streaming company on a major U.S. stock exchange. The Business Combination is currently expected to close during the week of November 4, 2024, subject to the satisfaction of closing conditions under the Business Combination Agreement. Upon completion of the Business Combination, the combined company (DevvStream) is expected to be listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the ticker symbol "DEVS.”

About DevvStream
Founded in 2021, DevvStream is a leading authority in the use of technology in carbon project development. The Company's mission is to create alignment between sustainability and profitability, helping organizations achieve their climate initiatives while directly improving their financial health. With a pipeline of over 140 technology-based projects worldwide, DevvStream makes it simple for corporations and governments to address their net-zero goals while generating premium carbon credits in the process. DevvStream takes a programmatic approach to evaluating project opportunities, and co-develops projects spanning energy-efficient buildings, facilities and homes, industrial facilities, LED systems, EV charging stations, and technologies to seal oil wells. The Company's end-to-end proprietary solution removes the risk and complexity from every step, allowing organizations to move from project ideation to credit monetization with ease. The result is a multi-year stream of carbon credit revenue that transforms sustainability into a financial investment. In addition, for organizations that need help to offset their most difficult-to-reduce emissions, we also provide premium carbon credits for purchase.

About Focus Impact Acquisition Corp.
Focus Impact Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

Disclaimer
Certain statements in this news release may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or Focus Impact’s or DevvStream’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s, DevvStream’s and the combined company’s expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the proposed transaction, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and DevvStream and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed transaction; (2) the outcome of any legal proceedings that may be instituted against Focus Impact, DevvStream, the combined company or others; (3) the inability to complete the proposed transaction due to the failure to satisfy any conditions to closing; (4) changes to the proposed structure of the proposed transaction that may be required or appropriate as a result of applicable laws or regulations; (5) the ability to meet Nasdaq’s or another stock exchange’s listing standards following the consummation of the proposed transaction; (6) the risk that the proposed transaction disrupts current plans and operations of Focus Impact or DevvStream as a result of the announcement and consummation of the proposed transaction; (7) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed transaction; (9) changes in applicable laws or regulations; (10) the possibility that Focus Impact, DevvStream or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) Focus Impact’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Registration Statement on Form S-4 that includes a proxy statement and prospectus of Focus Impact (as amended, the “proxy statement/prospectus”), first filed with the SEC on December 4, 2023, as amended from time to time, and other filings with the SEC; and (13) certain other risks identified and discussed in DevvStream’s Annual Information Form for the year ended July 31, 2023, and DevvStream’s other public filings with Canadian securities regulatory authorities, available on DevvStream’s profile on SEDAR at www.sedarplus.ca.

These forward-looking statements are expressed in good faith, and Focus Impact, DevvStream and the combined company believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Focus Impact, DevvStream or the combined company is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Focus Impact has filed or will file from time to time with the SEC and DevvStream’s public filings with Canadian securities regulatory authorities. This news release is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Focus Impact or DevvStream and is not intended to form the basis of an investment decision in Focus Impact or DevvStream. All subsequent written and oral forward-looking statements concerning Focus Impact and DevvStream, the proposed transaction or other matters and attributable to Focus Impact and DevvStream or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

On Behalf of the Board of Directors,
Sunny Trinh, CEO

DevvStream Media & Investor Contacts
DevvStream@icrinc.com
info@fcir.ca
Phone: (332) 242-4316